UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Nielsen Holdings N.V.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N63218106
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]     Rule 13d-1(b)

[     ]     Rule 13d-1(c)

[ X ]     Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners CS Investments 2006 C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	16,013,661
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	16,013,661
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,013,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of December 31, 2012.
** Based on 362,170,303 shares of Common Stock outstanding as of September 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on October 22, 2012.

CUSIP No. N63218106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	97,958
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	97,958
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,958
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of December 31, 2012.
**  Based on 362,170,303 shares of Common Stock outstanding as of September 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on October 22, 2012.

CUSIP No. N63218106

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission with respect to the Common Stock of the Issuer on February 12, 2012 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.                        Ownership.

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G.

Item 5.                        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. N63218106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2013

ALPINVEST PARTNERS CS INVESTMENTS 2006 C.V.
By:	AlpInvest Partners 2006 B.V., its general partner
By:	AlpInvest Partners B.V., its managing director
By:	/s/ Patrick de van der Schueren
Name: Patrick de van der Schueren Title: Chief Legal Officer
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners B.V., its managing director
By:	/s/ Patrick de van der Schueren
Name: Patrick de van der Schueren Title: Chief Legal Officer
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO